News Release

Biofrontera AG will be completing a voluntary review of the February 2018 share issuance

Leverkusen, Germany – July 6, 2018 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (“Biofrontera” or the “Company”), an international biopharmaceutical company, today provided clarification in respect to the allegations made by Deutsche Balaton AG. The Company dismisses the allegations in their entirety.

Biofrontera has decided today to obtain the opinion of an unbiased subject-matter expert in order to counter the accusations made by Deutsche Balaton AG and to provide transparency to its shareholders.

Background

On January 29th, 2018, Biofrontera announced the decision to increase its share capital by issuing up to 6,000,000 new ordinary shares (“New Shares”). Concurrently, Biofrontera was to close a public offering of American Depositary Shares (“ADSs”) in the US and complete the listing of the ADSs on the US stock exchange NASDAQ.

The Company initially offered New Shares to its existing holders of ordinary shares through a preemptive rights offering pursuant to German law. Those shareholders were able to exercise the preemptive rights offering between January 30, 2018 and February 12, 2018 through their brokers.

Only those New Shares that were not subscribed by Biofrontera AG shareholders under the preemptive rights offering (so called “Rump Shares”) could be acquired by US investors in the form of ADSs. Concurrently, ADSs were listed on the US stock exchange NASDAQ, through which the Company successfully gained access to the US capital market.

Under the New Share offering, Biofrontera issued ordinary shares at a subscription price of €4.00 per share, which was set on February 9, 2018 based on the closing price of €5.45 per Biofrontera share in XETRA trading on the Frankfurt Stock Exchange on February 8, 2018. This represents a discount of approximately 26.6%. Note that at that time, the Company’s share price had experienced a steep temporary increase after the intention to carry out the capital increase in connection with a US IPO and NASDAQ listing was published on January 11, 2018.

Since then, Deutsche Balaton AG and other persons acting in concert with it have continued to publicly accuse Biofrontera AG of having acted illegitimately with regard to the execution of the capital increase, the US IPO and the US listing.

The main allegations are as follows:

●	It was inadmissible to announce a subscription price on February 9, 2018 for the New Share offering as certain brokers (please note: very few only) closed the preemptive rights offering of ordinary shares before the deadline on February 12, 2018.

●	It was inadmissible to determine the subscription price of €4.00 per share considering the higher closing price of €6.00 (which is factually incorrect, see above) for Biofrontera shares at the time of the offering.

●	It was inadmissible to use the Rump Shares as basis for the public offering in the US, especially considering Deutsche Balaton AG offered a price of €4.40 per share after the announcement of the subscription price of €4.00 per share.

Among other things, Deutsche Balaton AG attempted to prevent the share capital increase, which could have caused severe consequences and disadvantages for Biofrontera AG and its shareholders, even in case of only a temporary delay. However, Deutsche Balaton AG’s allegations that the fixing of the subscription price on February 9, 2018 was illegal, even immoral, was rejected in court.

In case of a share capital increase as described, German law allows for a company to discount the subscription price by up to 50% compared to the current closing price per share on the stock market. In this case, the subscription price represented a discount of 26.6%.

Management of Biofrontera AG consulted with a major international law firm to obtain an opinion regarding the use of Rump Shares as basis for the public offering in the US. The law firm confirmed, among other things, the existence of a recognized corporate interest, which must be taken into account when using Rump Shares, to complete an additional listing on a foreign capital market.

Overall, the Company dismisses the allegations in their entirety.

Nonetheless, Biofrontera AG, in accordance with the Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (German Association for the Protection of Securities Ownership) (DSW), has decided to obtain the opinion of an unbiased subject-matter expert to counter the allegations made by Deutsche Balaton AG and to provide transparency for its shareholders. Biofrontera will coordinate the selection of the unbiased expert with DSW.

Biofrontera AG will keep its shareholders informed about the further progress and the results of the investigation.

With this approach, the Company aims to meet the obvious need for information and thus, resolve this situation. It should also be noted that it is not in the interest of Biofrontera and its shareholders to settle even further disputes in court, as these also tie up considerable financial and personnel resources, which are better invested in the operational progress for the benefit of the company, the employees and the shareholders.

For enquiries, please contact:	+49 (0) 214 87 63 2 0 press@biofrontera.com

Biofrontera AG
Thomas Schaffer, Chief Financial Officer

IR Germany: Brainwell Asset Solutions	+49 (0) 152 08931514
Jürgen Benker

IR UK: Seton Services	+44(0) 20 7729 0805
Toni Vallen

IR and PR US: The Ruth Group
IR: Tram Bui	+1 646-536-7035
PR: Kirsten Thomas	+1 508-280-6592

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports that we will file with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.